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                            February 4, 2021

       Matthew Safaii
       Chief Executive Officer
       Arrowroot Acquisition Corp.
       4553 Glencoe Ave., Suite 200
       Marina Del Rey, CA 90292

                                                        Re: Arrowroot
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
8, 2021
                                                            CIK No. 0001835972

       Dear Mr. Safaii:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary
       Our Acquisition Process, page 6

   1. We note you disclose that if you seek to complete an initial business combination with a company that is
affiliated with, or for which there is a fiduciary, contractual or other obligation by, your
sponsor, officers or directors, you, or a committee of independent directors, may obtain
an opinion from an independent investment banking firm which is a member of FINRA or an
independent accounting firm that the consideration to be paid is fair from a financial
point of view. Please revise your disclosure here and elsewhere as appropriate to clarify
that you are not required to obtain an opinion from an independent investment banking firm
or from a valuation or appraisal firm that the price you are
 Matthew Safaii
Arrowroot Acquisition Corp.
February 4, 2021
Page 2
       paying is fair to you from a financial point of view if you seek to complete an initial business combination with a company that is affiliated with your sponsor, officers or
       directors. In that regard, we note your risk factor titled    We are not
required to obtain an
       opinion from an independent investment banking firm       on page 39.
Risk Factors
Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions, page 57

2. We note you disclose that clause (D) of your exclusive forum provision will provide that
       "the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction over any action arising under the Securities Act." However, we also note you disclose on page 120 that "unless you consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please revise to reconcile these disclosures.


        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.



                                                              Sincerely,
FirstName LastNameMatthew Safaii
                                                              Division of
Corporation Finance
Comapany NameArrowroot Acquisition Corp.
                                                              Office of Energy
& Transportation
February 4, 2021 Page 2
cc:       Peter Byrne
FirstName LastName